5301 LEGACY DRIVE PLANO TX 75024-3109 PO BOX 869077 PLANO TX 75086-9077 PHONE: (972) 673-7000
Wayne R. Lewis
VP & Assistant General Counsel
May 28, 2010
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc. Definitive Proxy Statement on Schedule 14A Filed March 30, 2010 File No. 001-33829
Dear Mr. Reynolds:
     This letter confirms the receipt by Dr Pepper Snapple Group, Inc. (the “Company”) of the comments provided by the staff of the Securities and Exchange Commission in its comment letter dated May 25, 2010 (the “Comment Letter”).
     Because of the time needed to develop the responses and complete the internal and external review of those responses, the Company will need more than 10 business days to respond to the Comment Letter. The Company will provide a response to the Comment Letter not later than June 18, 2010.
     If you have any questions or comments regarding this letter, please contact the undersigned at 972-673-7376 or Marty Ellen at 972-673-4685.

DR PEPPER SNAPPLE GROUP, INC.
/s/ Wayne R. Lewis
Wayne R. Lewis
Vice President and Assistant General Counsel

cc: Marty Ellen, Executive Vice President